SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                         PRESIDENTIAL REALTY CORPORATION
                         -------------------------------
                                (Name of Issuer)

                 Class B Common Stock, Par Value $.10 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    741004204
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Charles L. Frischer
                               30 West 63rd Street
                                     Apt 12
                               New York, NY 10023
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 22, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 6

CUSIP NO. 644206104                   13D                            Page 2 of 6
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Frischer
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     288,793
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            288,793
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      288,793
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 644206104                   13D                            Page 3 of 6
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Libby Frischer Family Partnership
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,298
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,298
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,298
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 644206104                   13D                            Page 4 of 6

Item 1. Security and Issuer

      This Amendment No. 1 amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership on February 11, 2008(the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended by adding the following:

      Charles Frischer purchased 35,105 Shares from February 12, 2008 through April 22, 2008 for an aggregate purchase price of $181,477.99. Mr. Frischer used his personal funds to acquire these Shares.

      The Partnership purchased 2,298 Shares from February 12, 2008 through April 22, 2008 for an aggregate purchase price of $11,834.70. The Partnership used funds from its reserves to acquire its Shares.

Item 5. Interest of Securities of the Issuer.

Item 5 is amended as follows:

      (a) and (b) Beneficial ownership

      As of the date of this Amendment No. 1 to Schedule 13D, the Partnership directly owns 4,298 Shares representing less than 1% of the total outstanding shares. Mr. Frischer directly owns 284,495 Shares and he is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 288,793 Shares representing approximately 8.3% of the outstanding Shares. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 3,494,914 Shares outstanding at March 10, 2008 as reported in the Issuer's Annual Report on Form 10-KSB for the period ended December 31, 2007.

      Mr. Frischer has sole voting power and sole investment power with respect to 288,793 Shares.

      (c) Transactions during the past sixty days

      Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

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CUSIP NO. 644206104                   13D                            Page 5 of 6

      (d) Right to receive dividends or proceeds

      Not applicable.

      (e) Beneficial ownership of less than five percent

      Not applicable.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of: April 23, 2008


                                             /s/ Charles Frischer
                                             -----------------------------------
                                             Charles Frischer


                                             LIBBY FRISCHER FAMILY PARTNERSHIP

                                             By: /s/ Charles Frischer
                                                 -------------------------------
                                                     Charles Frischer
                                                     General Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 644206104                   13D                            Page 6 of 6

                                     ANNEX A

          Schedule of Transactions in Depositary Receipts of the Issuer
                             During the Past 60 Days

                                Charles Frischer
                                ----------------

Date of Transaction          Quantity Purchased(1)     Price per Common Share(2)
-------------------          ---------------------     -------------------------
      2/25/08                       5,700                        $5.37
      3/19/08                       4,079                        $5.00
      3/20/08                       5,500                        $5.26
      3/24/08                       4,626                        $5.17
      3/25/08                         600                        $5.30
      3/26/08                       1,500                        $5.35
      3/31/08                       4,000                        $5.10
       4/1/08                       3,000                        $4.90
      4/16/08                       1,300                        $5.15
      4/18/08                         300                        $5.15
      4/21/08                       1,500                        $5.15
      4/22/08                       3,000                        $5.12

(1) All purchases were made through open market or privately negotiated transactions.
(2)   Inclusive of brokerage commissions